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     PERRIGO                                                        NEWS
                                                                    RELEASE


            PERRIGO COMPANY UPDATES STATUS OF LANNETT COMPANY OPTION


         ALLEGAN, Mich., June 10 / PRNewswire-FirstCall/ -- The Perrigo Company (Nasdaq: PRGO) said today that it had completed a review of the May 2004 contract between Lannett Company, Inc. (Amex: LCI) and Jerome Stephens Pharmaceutical, Inc. (JSP). As part of the contract, Lannett issued four million new shares as consideration for a 10-year exclusive purchase and distribution agreement for three JSP products. Based on due diligence, including the review of the new contract, Perrigo has determined that it has no present intention to exercise its option to acquire the controlling interest of Lannett held by Mr. and Mrs. William Farber.

         David T. Gibbons, Perrigo Chairman, President and Chief Executive Officer, stated, "We will continue to monitor developments at Lannett for the remainder of our option period ending August 6, 2004. Unless circumstances change in a way that would increase the value of the Lannett acquisition to Perrigo, our acquisition of a controlling interest in Lannett would not be in the best long-term interest of our shareholders. We remain totally committed to our strategy of entering the generic drug market and will continue to seek acquisition candidates which could accelerate our entry into that market while we develop our own pipeline of prescription product offerings for the generic marketplace."

         Perrigo Company is the nation's largest manufacturer of over-the-counter (non-prescription) pharmaceutical and nutritional products sold by supermarket, drug, and mass merchandise chains under their own labels. The Company's products include over-the-counter pharmaceuticals such as analgesics, cough and cold remedies, gastrointestinal, and feminine hygiene products, and nutritional products, such as vitamins, nutritional supplements and nutritional drinks. Visit Perrigo on the Internet (http://www.perrigo.com).

         Note: Certain statements in this press release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or other comparable terminology. Please see the "Cautionary Note Regarding Forward-Looking Statements" on pages 25 - 30 of the Company's Form 10-K for the year ended June 28, 2003 for a discussion of certain important factors that


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relate to forward-looking statements contained in this press release. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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